YARDVILLE NATIONAL BANCORP

2465 Kuser Road

Hamilton, New Jersey 08690

April 11, 2006

VIA TELECOPY AND EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-0303

Attention: Michael Pressman

Re:	Yardville National Bancorp (File No. 000-26086): Additional Soliciting Materials filed April 3 and 4, 2006.

Dear Mr. Pressman:

On behalf of Yardville National Bancorp (the “Company”), this letter responds to the comments contained in your letter to me dated April 7, 2006, in connection with your review of the above-referenced additional soliciting materials. Thank you very much for your prompt action.

In this regard, please be advised that any future use of the additional soliciting material filed on April 3, 2006, or similar materials, will be revised and presented in accordance with your comments. With respect to the additional soliciting material filed on April 4, 2006, revised soliciting material was filed by the Company yesterday, April 10, 2006. For your convenience, a copy of each revised page of those materials marked to show the changes from the versions filed on April 4th has been faxed to your office.

Finally, in connection with your review of the above-referenced materials, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect thereto; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once again, thank you for your time. Please feel free to call our counsel, Robert B. Murphy, Esq., of Pepper Hamilton LLP at 202-220-1454, should you have any questions or further comments in these regards.

Sincerely,

/s/ DANIEL J. O’DONNELL
Daniel J. O’Donnell
Secretary and Chief Legal Officer